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                           May 22, 2023

       Raul Vazquez
       Chief Executive Officer
       Oportun Financial Corporation
       2 Circle Star Way
       San Carlos, CA 94070

                                                        Re: Oportun Financial
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed May 3, 2023
                                                            File No. 333-271594

       Dear Raul Vazquez:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at (202) 551-8819 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Robert G. Day, Esq.